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SEC FILE NUMBER
8-00497

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard M. Rush **(414)-765-3675**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

100 E. Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Leonard M. Rush**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2006 and 2005**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Financial Statements
As of December 31, 2006 and 2005
Together with Reports of Independent Public Accountants

Grant Thornton

Accountants and Business Advisors

Report of Independent Public Accountants

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

We have audited the accompanying statements of financial condition of Robert W. Baird & Co. Incorporated (the "Company", a Wisconsin corporation and a majority-owned subsidiary of Baird Financial Corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Milwaukee, Wisconsin
February 23, 2007

100 E. Wisconsin Avenue
Suite 2300
Milwaukee, WI 53202-4169
T 414.289.8200
F 414.289.9910
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2006 and 2005

(In Thousands)

Assets	2006	2005
Cash	$ 123,179	$ 70,807
Securities Purchased Under Agreements to Resell	518,805	25,000
Deposits with Clearing Corporations	5,324	11,488
Receivables:		
Clients	345,686	434,538
Brokers and Dealers	26,261	48,296
Deposits Paid on Securities Borrowed	66,569	126,387
Other	87,694	103,041
	526,210	712,262
Securities Owned, at Market Value	347,148	362,634
Furniture, Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $83,888 and $79,244, respectively	15,106	19,021
Goodwill and Intangible Assets at Cost, Less Accumulated Amortization of $3,252 and $1,993, respectively	42,278	43,537
Other Assets, Including $29,696 and $27,895, respectively, of Net Deferred Tax Assets	51,023	46,431
Total Assets	$1,629,073	$1,291,180

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2006 and 2005

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2006	2005
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 32,559	$ 38,132
Securities Sold Under Agreements to Repurchase	498,792	-
Payables:		
Clients	177,786	230,002
Brokers and Dealers	13,349	7,374
Deposits Received on Securities Loaned	33,839	44,534
	224,974	281,910
Securities Sold, Not Yet Purchased, at Market Value	66,467	127,083
Accounts Payable, Accrued Expenses and Other Liabilities	285,787	273,384
Income Taxes Payable	8,030	11,439
Subordinated Liabilities	266,646	363,109
Total Liabilities	1,383,255	1,095,057
Stockholders' Equity:		
Common Stock	12,680	12,548
Additional Paid-In Capital	122,667	119,848
Restricted Stock Units	3,104	3,929
Retained Earnings	103,230	56,448
Treasury Stock, at Cost	(280)	-
Accumulated Other Comprehensive Income	4,417	3,350
Total Stockholders' Equity	245,818	196,123
Total Liabilities and Stockholders' Equity	$1,629,073	$1,291,180

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Income
For the Years Ended December 31, 2006 and 2005

(In Thousands)

	2006	2005
Revenues:		
Commissions	$ 153,831	$ 153,612
Investment Advisory Fees	166,800	158,485
Principal Transactions, Net	95,704	93,553
Investment Banking and Underwriting	118,248	109,370
Interest	52,915	36,013
Other	46,293	49,684
Gross Revenues	633,791	600,717
Interest Expense	(17,445)	(5,175)
Net Revenues	616,346	595,542
Expenses:		
Associate Compensation and Benefits	399,507	387,847
Floor Brokerage and Clearance	19,554	21,531
Communications	14,179	14,359
Occupancy and Equipment	38,665	40,423
Sales Promotion	6,903	5,629
Other Operating Expenses	52,495	58,700
Acquisition Financing	15,505	21,691
	546,808	550,180
Income Before Provision for Income Taxes and Equity in Gain of Affiliate	69,538	45,362
Provision for Income Taxes	26,424	12,757
Equity in Gain of Affiliate	3,668	3,635
Net Income	$ 46,782	$ 36,240

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2006 and 2005

(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2004		$ 12,446	$ 118,874	$ 4,146	$ 20,208	$ (605)	$ 4,657	$ 159,726
Common Stock Sales		73	2,510	-	-	-	-	2,583
Exercise of Options		26	73	-	-	1,616	-	1,715
Conversion of Restricted Stock Units		3	(78)	(217)	-	388		96
Purchases of Treasury Stock		-	-	-	-	(3,814)	-	(3,814)
Sales of Treasury Stock		-	(1,531)	-	-	2,415	-	884
Net Income	$ 36,240	-	-	-	36,240	-	-	36,240
Foreign Currency Translation Adjustment	(1,307)	-	-	-	-	-	(1,307)	(1,307)
Comprehensive Income	$ 34,933							
Balance, December 31, 2005		12,548	119,848	3,929	56,448	-	3,350	196,123
Common Stock Sales		33	1,296	-	-	-	-	1,329
Exercise of Options		83	1,811	-	-	2,521	-	4,415
Conversion of Restricted Stock Units		16	(276)	(825)	-	1,557	-	472
Purchases of Treasury Stock		-	-	-	-	(8,907)	-	(8,907)
Sales of Treasury Stock		-	(12)	-	-	4,549	-	4,537
Net Income	$ 46,782	-	-	-	46,782	-	-	46,782
Foreign Currency Translation Adjustment	1,067	-	-	-	-	-	1,067	1,067
Comprehensive Income	$ 47,849							
Balance, December 31, 2006		$ 12,680	$ 122,667	$ 3,104	$ 103,230	$ (280)	$ 4,417	$ 245,818

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Subordinated Liabilities
For the Years Ended December 31, 2006 and 2005

(In Thousands)

Balance, December 31, 2004	$ 363,085
Increases	7,915
Decreases	(7,891)
Balance, December 31, 2005	363,109
Increases	9,009
Decreases	(105,472)
Balance, December 31, 2006	$ 266,646

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

(In Thousands)

	2006	2005
Cash Flows from Operating Activities:		
Net Income	$ 46,782	$ 36,240
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities-		
Depreciation and Amortization	8,668	12,643
Deferred Taxes	(1,801)	(8,109)
Gain on Disposal of Fixed Assets	(11)	(3)
Loss (Gain) on Sale of Investments	187	(3,329)
(Increase) Decrease in Operating Assets		
Securities Purchased Under Agreements to Resell	(493,805)	(25,000)
Deposits with Clearing Corporations	6,164	(6,412)
Receivables:		
Customers	88,852	16,202
Brokers and Dealers	22,035	(33,090)
Deposits Paid on Securities Borrowed	59,818	11,950
Other	15,347	5,406
Securities Owned, Net	11,618	59,797
Other Assets	(2,791)	8,285
Increase (Decrease) in Operating Liabilities		
Securities Sold Under Agreements to Repurchase	498,792	-
Payables:		
Customers	(52,216)	16,864
Brokers and Dealers	5,975	(38,478)
Securities Sold, Not Yet Purchased	(60,616)	(2,797)
Accounts Payable, Accrued Expenses and Other Liabilities	13,470	29,281
Income Taxes Payable	(3,409)	(9,852)
Net Cash Provided by Operating Activities	163,059	69,598
Cash Flows from Investing Activities:		
Purchases of Investments	(1,931)	(594)
Sales of Investments	5,612	6,513
Purchases of Fixed Assets, Net	(3,483)	(3,217)
Net Cash Provided by Investing Activities	198	2,702
Cash Flows from Financing Activities:		
Payments for Money Borrowed, Net	(5,573)	(57,222)
Deposits (Returned) Received on Securities Loaned, Net	(10,695)	4,529
(Payments for) Increases to Subordinated Liabilities, Net	(96,463)	24
Sales of Common Stock	1,329	2,583
Sales (Purchases) of Treasury Stock, Net	517	(1,119)
Net Cash Used for Financing Activities	$(110,885)	$ (51,205)

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

(In Thousands)

(Continued)

	2006	2005
Net Increase in Cash	$ 52,372	$ 21,095
Cash at Beginning of Year	70,807	49,712
Cash at End of Year	$ 123,179	$ 70,807
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for-		
Interest	$ 33,149	$ 26,378
Income Taxes	27,546	28,990

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Notes to Financial Statements
December 31, 2006 and 2005

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is a registered broker and dealer in securities with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and is also a member of various exchanges and the National Association of Securities Dealers (NASD). The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage, investment banking and asset management businesses, including private wealth management brokerage transactions, institutional equity and fixed income sales, research services, origination of and participation in underwritings and distribution of corporate and municipal securities issuances, merger and acquisition transactions, private equity and venture capital investing, market making and trading activities in corporate and municipal securities, government and government agency bonds, equity, balanced and fixed income investment advisory and asset management services, mutual fund distribution and option transactions. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

(a) Cash

Cash includes overnight investments.

(b) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company invests in short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreement. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued regularly, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when appropriate.

(c) Securities Transactions

Securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

(d) Securities Owned

Securities owned are carried at market value or, in the event there is no readily identifiable market value, fair value as determined by management, with the change in unrealized gains or losses reflected in income.

(e) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(f) Investment Banking and Underwriting

Investment banking and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

(g) Investment Advisory Fees

The Company recognizes investment advisory fees in the period earned.

(h) Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments. The Company enters into forward, option and future transactions as more fully discussed in Footnote 18.

(i) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

The Company is under continuous examination by various tax authorities in jurisdictions in which the Company has significant business operations. The Company regularly evaluates the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. Tax reserves have been established, which the Company believes to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted as information becomes available or when an event requiring a change to the reserve occurs.

(j) Acquisition Financing

Acquisition Financing represents additional interest expense.

(k) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(l) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 5.

(m) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under Revised Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Accounting for Stock-Based Compensation." Pursuant to SFAS 123(R), the Company followed the prospective transition method when adopting the revised standard. Under the prospective transition method, only new awards issued, modified, repurchased or cancelled after January 1, 2006 are recognized through the Statements of Income.

(n) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(o) Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign investment are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income."

(p) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(q) New Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board ("FASB") ratified the consensus reached by the Emerging Issues Task Force ("EITF") in Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" on the guidance on how general partners in a limited partnership should determine whether they control a limited partnership. This consensus is effective for general partners of all new limited partnerships formed, and for existing limited partnerships for which the partnership agreements are modified, subsequent to the date of the ratification of this consensus (June 29, 2005). The guidance in this issue is effective for general partners in all other limited partnerships no later than the beginning of 2007. The Company adopted this EITF for partnerships created or modified after June 29, 2005, the impact of which was not material to the financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company in 2007. The Company is currently evaluating the impact of the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company in 2008. The Company is currently evaluating the impact the adoption of SFAS 157 will have on its financial statements.

(2) New York Stock Exchange, Inc.

On March 7, 2006, through a series of transactions, the New York Stock Exchange, Inc. (the "Exchange") and Archipelago Holdings, Inc. became wholly owned subsidiaries of NYSE Group, Inc. ("NYX"). As a result of the merger, all seat owners were required to tender their seat ownerships in exchange for one of three options: all cash, cash and shares or all shares.

The Company elected to tender its three seat memberships for the cash and shares option, which was valued at $16,354 on the transaction date. On May 10, 2006, the Company was allowed to sell 155,702 of its 240,531 shares in a secondary public offering.

The Company values its NYX shares net of a liquidity discount due to transfer restrictions that primarily expire in three years. The Company's remaining 84,829 shares are valued, net of the liquidity discount, at $5,772 at December 31, 2006 and are included in Securities Owned, at Market Value on the Statements of Financial Condition.

Coincident with these events, the Company elected to contribute the value of the shares sold in the secondary remarketing to the Baird Foundation, the funding of which will be in early 2007. The net gain of $3,827 resulting from the sale and valuation of current NYX stock, less the expense of the contribution to the Baird Foundation, has been recorded in Other Operating Expenses on the Statements of Income.

(3) Related-Party Transactions

During 2006 and 2005, the Company entered into certain transactions with affiliated entities. Included on the Statements of Financial Condition are $37,062 and $50,380, as of December 31, 2006 and 2005, respectively, of receivables from affiliates included in Receivables Other and $20,234 and $8,399, as of December 31, 2006 and 2005, respectively, of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities.

(4) NM Clearing Agreement

Effective February 13, 2006, and pursuant to the amended fully disclosed clearing agreement (the "Amended Agreement"), the Company ceased clearing securities transactions for a broker dealer subsidiary of Northwestern Mutual ("NM"). In connection with this termination, NM remitted to the Company an early termination fee of $33,011. The Company had previously recorded a $5,835 receivable related to the termination. The net amount of $27,176 is included in Other Revenues in the Statement of Income as of December 31, 2006.

Under the Amended Agreement, the Company cleared trades for an NM broker dealer subsidiary and retained a portion of commissions as a fee for its services. The Company recorded clearing charges net of commissions remitted. Total commissions generated by the correspondent were $33,602 and $194,298 and commissions remitted totaled $30,798 and $170,836 in 2006 and 2005, respectively. In connection with this activity, the Company had a payable of $15,430 to NM included in Accounts Payable, Accrued Expenses and Other Liabilities on the Statement of Financial Condition as of December 31, 2005.

(5) Goodwill and Intangible Assets

At December 31, 2006 and 2005, goodwill and intangible assets consist of the following:

	2006	2005
Goodwill	$26,200	$26,200
Amortizing Intangibles	6,818	8,077
Indefinite Life Intangible	9,260	9,260
	$42,278	$43,537

Estimated future amortization expense is as follows:

2007	$1,259
2008	1,259
2009	1,259
2010	1,259
2011	1,259
Thereafter	523
	$6,818

(6) Money Borrowed

(a) Bank Loans

There were no loans outstanding at December 31, 2006 and December 31, 2005.

(b) Book Credit Balances in Bank Accounts

The Company has $32,559 and $38,132 in credit balances at certain banks with which it does business at December 31, 2006 and 2005, respectively. The Company does not have a right of offset regarding these balances and, as a result, they are classified as money borrowed on the Statements of Financial Condition.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006 and 2005, Securities Owned and Securities Sold, Not Yet Purchased, consist of trading and investment securities at market value, as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
2006		
U.S. Government and Agency Obligations	$165,290	$ 26,729
Municipal Bonds	69,448	13,176
Corporate Bonds	36,730	5,133
Corporate Stocks	44,152	21,429
Other Securities	31,528	-
	$347,148	$ 66,467
2005		
U.S. Government and Agency Obligations	$191,807	$114,439
Municipal Bonds	70,457	4,631
Corporate Bonds	39,532	4,791
Corporate Stocks	35,707	3,222
Other Securities	25,131	-
	$362,634	$127,083

Other Securities consists principally of investments in partnership interests and corporate stocks that are not readily marketable. Investments in partnership interests are carried at an estimated fair value of $24,654 and $22,683 at December 31, 2006 and 2005, respectively. Certain associates have purchased limited partnership interests on a basis consistent with other investors in the partnerships. The Company serves as the general partner or limited partner in the partnerships. In connection with these partnerships, the Company has made commitments to invest up to an additional $6,482 and $7,150 at December 31, 2006 and 2005, respectively.

(8) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2006 and 2005, the Company's net capital percentage was 69% and 64%, respectively, of aggregate debit items, and net capital, as defined, was $261,597 and $299,844, respectively, which is $253,980 and $290,530, respectively, in excess of the required minimum amount.

(9) Subordinated Liabilities

The Company has $266,646 and $363,109 of subordinated notes, including $240,000 and $340,000 payable to BFC, covered by agreements approved by the New York Stock Exchange, Inc. that are available in computing adjusted net capital under the net capital rule at December 31, 2006 and 2005, respectively. The following schedule discloses the major components including repayment terms:

	2006	2005
Payable to BFC		
Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments begin in May 2010.	$140,000	$140,000
Series B Subordinated Note, 8.50%, due May 2016. Scheduled principal payments begin in May 2015.	-	100,000
Subordinated Note, variable interest rate (6.875% and 4% at December 31, 2006 and 2005, respectively), due June 2008.	75,000	75,000
Subordinated Notes, variable interest rate (5.75% and 4.5% at December 31, 2006 and 2005, respectively), due August 2011.	25,000	25,000
	240,000	340,000
Payable to Associates	26,646	23,109
	$266,646	$363,109

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2006 and 2005, the Company had sufficient capital that such restrictions did not apply. The right of the noteholders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by the New York Stock Exchange, Inc.

On February 13, 2006, the Company repaid the $100 million Series B Subordinated Note to BFC.

(10) Income Taxes

The provision for income taxes results in an effective income tax rate of 38% and 28% for 2006 and 2005, respectively, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to foreign and state income taxes, less the federal impact thereon, offset by state tax refunds, excludable dividends and municipal interest income.

The provision for income taxes is comprised of the following:

	2006	2005
Current Tax Expense-Federal	$ 24,438	$ 17,169
Current Tax Expense-State	3,787	3,697
Deferred Tax Benefit	(1,801)	(8,109)
	$ 26,424	$ 12,757

The major deferred tax items, as computed under SFAS No. 109, "Accounting for Income Taxes," are as follows:

	2006	2005
Deferred Tax Assets:		
Deferred Compensation Plans	$ 17,885	$ 15,893
Equipment and Leasehold Improvements	5,437	4,435
Pension Plan	93	930
Accrued Expenses	17,846	16,478
Other	2,127	3,251
	43,388	40,987
Deferred Tax Liabilities:		
Margin Debt	2,543	3,244
Goodwill and Intangibles	8,416	9,183
Other	2,733	665
	13,692	13,092
Net Deferred Tax Asset	$ 29,696	$ 27,895

No valuation allowance, as defined in SFAS No. 109, is required as management believes it is more likely than not that the deferred tax asset is realizable.

(11) Stockholders' Equity

During 2006 and 2005, the following share transactions took place:

	Shares of Common Stock, $1 Stated Value	Shares of Treasury Stock
Balance, December 31, 2004	12,445,601	18,262
Sales of Common Stock	72,934	-
Exercise of Options	26,281	(87,115)
Conversion of Restricted Stock Units	3,020	(11,605)
Purchases of Treasury Stock, Net	-	80,458
Balance, December 31, 2005	12,547,836	-
Sales of Common Stock	32,879	-
Exercise of Options	82,947	(23,828)
Conversion of Restricted Stock Units	16,355	(39,292)
Purchases of Treasury Stock, Net	-	69,430
Balance, December 31, 2006	12,680,017	6,310

The Company has authorized 36,225,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2006 or 2005.

The shares of the Company are subject to strict transfer restrictions.

(12) Associate Compensation and Retirement Plans

(a) Pension Plan

The Company's qualified, noncontributory, defined benefit pension plan (the "Pension Plan") was terminated as of December 31, 2005. Assets of $82,787 were distributed to participants in September 2006. The Pension Plan had previously been frozen as of December 31, 2003.

The Company follows the provisions of SFAS No. 87, "Employers' Accounting for Pensions" to determine pension expense. Pension expense was $5,000 in 2006 representing the expense to terminate the plan beyond the amount recognized in 2005. Pension expense was $15,563 in 2005, which included $16,959 for the Pension Plan's termination offset by the annual pension benefit of $1,396.

The following sets forth the Pension Plan's funded status, plan assets and the amount recognized as a liability on the Statement of Financial Condition at December 31, 2005:

	2005
Accumulated Benefit Obligation	$ 80,980
Projected Benefit Obligation	80,980
Plan Assets, at Fair Value	78,713
Pension Liability	2,267

The Company contributed $6,370 and $2,500 to the Pension Plan during 2006 and 2005, respectively. The Pension Plan paid benefits of $2,345 and $3,986 during 2006 and 2005, respectively.

The discount rate used on the projected benefit obligation was 5.75% in 2005.

The Company historically employed a total return of investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term rate of return on plan assets for a given level of risk. Risk tolerance was established through consideration of plan liabilities and plan funded status. The Company determined the asset allocation and target range for the asset classes based upon the Pension Plan's status, periodic asset/liability reviews and capital market projections. At December 31, 2005, due to the Pension Plan's termination, the Pension Plan's assets were invested in fixed income instruments.

The following sets forth the Pension Plan's weighted average asset allocation as of December 31, 2005, as well as the Pension Plan's target allocation percentages:

	Asset Allocation At Year-end	Target Allocation
Domestic Fixed Income Instruments	100%	100%

(b) Supplemental Pension Plan

The Company has a nonqualified, supplemental, noncontributory defined benefit pension plan (the "Supplemental Plan") covering certain associates. In connection with the termination of the Pension Plan, participant accruals in the Supplemental Plan were frozen as of December 31, 2005. Participants will receive no further benefit accruals under the Supplemental Plan. Pension expense is determined under the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

Net pension expense was $43 and $374 in 2006 and 2005, respectively. The Company contributed $6 and $2 to the Supplemental Plan in 2006 and 2005, respectively. The Supplemental Plan paid benefits of $6 and $2 in 2006 and 2005, respectively.

The discount rate used on the projected benefit obligation was 5.75% in 2006 and 2005.

The following sets forth the Supplemental Plan's funded status, plan assets and the amount recognized as a liability on the Statements of Financial Condition at December 31, 2006 and 2005:

	2006	2005
Accumulated Benefit Obligation	$563	$658
Projected Benefit Obligation	563	658
Plan Assets, at Fair Value	-	-
Plan Liability	604	567

The Company expects to contribute $23 to the Supplemental Plan in 2007.

The following sets forth the Supplemental Plan's estimated future benefit payments:

Calendar Year	
2007	$ 23
2008	39
2009	46
2010	48
2011	49
2012-2016	237
	$442

(c) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first one thousand two hundred dollars contributed by each participant annually plus 25% of any additional contributions up to 2.5% of eligible compensation.

The Company's 401(k) match expense was $2,735 and $2,734 in 2006 and 2005, respectively. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $8,900 and $8,000 in 2006 and 2005, respectively.

(d) Deferred Compensation

The Company has two deferred compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), and the Financial Advisors Deferred Compensation Plan ("FADCP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. The FADCP grants deferred compensation to certain associates, which vests after seven years, and is expensed at the date of grant. However, any award under the BCPP or FADCP in 2004 or prior years vests after five years. Associates have the ability to allocate their unvested deferred compensation among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2006 and 2005 is as follows:

	Shares
Outstanding, December 31, 2004	279,489
Conversion to Common Stock	(14,625)
Outstanding, December 31, 2005	264,864
Conversion to Common Stock	(55,647)
Outstanding, December 31, 2006	209,217

The Company issued no RSUs during 2006 or 2005. In connection with the RSUs, the Company has reserved 209,217 and 264,864 shares of Company common stock as of December 31, 2006 and 2005, respectively, to cover the ultimate conversion of the outstanding RSUs.

(e) Incentive Stock Option Plan

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the offering circular, of the Parent or of the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions.

The Company did not grant options in 2006. During 2005, the Company's Board of Directors granted options to purchase 55,550 shares of Company common stock under the Incentive Plan. The options granted in 2005 are exercisable over a 10 year period at a price of $45.89 per share. This amount is in excess of the fair market value of the stock at the time of issuance. The options vest 20% each year.

Option activity during 2006 and 2005 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2004	942,441	$20.85	
Granted	55,550	$45.89	
Exercised	(113,396)	$18.18	
Forfeited	(8,017)	$27.23	
Outstanding, December 31, 2005	876,578	$22.72	
Exercised	(173,051)	$16.54	
Forfeited	(6,270)	$42.71	
Outstanding, December 31, 2006	697,257	$24.07	3.5
Exercisable, December 31, 2006	636,955	$22.40	3.1

In accordance with the prospective method under SFAS 123(R), no stock-based associate compensation cost is reflected in net income as no options were granted in 2006. Pursuant to APB No. 25, and in accordance with the intrinsic value method, no stock-based associate compensation cost is reflected in net income in 2005.

Cash received from the exercise of stock options for the year ended December 31, 2006 was $2,278. The tax benefit realized for the tax deductions from option exercises was $294 for the year ended December 31, 2006 and is recorded in Additional Paid-In Capital on the Statement of Financial Condition.

(13) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2006 and 2005, the Company's investment in Baird UK Ltd. was $16,439 and $11,705, respectively, and is included in Other Assets on the Statements of Financial Condition.

(14) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. The aggregate minimum annual rental expense related to noncancelable leases is as follows:

Calendar Year	Aggregate Minimum Annual Rental Expense on Noncancelable Leases
2007	$ 24,968
2008	22,094
2009	17,140
2010	13,963
2011	9,912
Thereafter	25,322
	$113,399

Total rental expense was $25,365 and $24,453 during 2006 and 2005, respectively.

(b) Letters of Credit

The Company has obtained letters of credit of $31,000 and $37,000 as of December 31, 2006 and 2005, respectively, secured by client securities held in margin accounts, of which the Company utilized $27,645 and $27,885 to meet margin requirements of a clearing corporation as of December 31, 2006 and 2005, respectively.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to SFAS No. 5, "Accounting for Contingencies," the Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open at December 31, 2006 and 2005, were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Statements of Financial Condition for these arrangements.

(15) Financial Instruments Fair Value Information

The Company believes that carrying amount of its financial instruments is a reasonable estimate of fair value as of December 31, 2006 and 2005. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

(16) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. At December 31, 2006 and 2005, the fair value of securities accepted as collateral was $552,630 and $68,645, respectively.

(17) Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statements of Financial Condition.

(18) Derivatives

The Company enters into security transactions involving future settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $57,674 and $116,245, respectively as of December 31, 2006 and $70,634 and $23,644, respectively as of December 31, 2005. The market value of forward purchase and forward sale transactions was $57,488 and $115,728, respectively as of December 31, 2006 and $70,955 and $23,717, respectively as of December 31, 2005. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company uses financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2006 and 2005. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Statements of Income.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 245,817,815	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					245,817,815	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					266,645,869	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 512,463,684	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 218,941,045	3540		
1. Additional charges for customers' and non-customers' security accounts			1,093,199	3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:			41,084	3570		
1. number of items	26	3450				
C. Aged short security differences-less reserve of	$	3460	9	3580		
number of items	1	3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges			6,143,992	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(226,219,329)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 286,244,355	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$ 375,557	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			7,554,216	3690		
3. State and municipal government obligations			4,861,389	3700		
4. Corporate obligations			2,549,392	3710		
5. Stocks and warrants			8,174,745	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			1,131,784	3734		
D. Undue concentration				3650		
E. Other (List)				3736	(24,647,083)	3740
10. Net Capital					$ 261,597,272	3750

OMIT PENNIES

Note: Non-Allowable assets from the Statement of Financial Condition:

Furniture, equipment, leashold improvements	$15,105,987
Securities owned not readily marketable	16,466,635
Other Assets	187,368,423
	218,941,045

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimal net capital required (6-2/3% of line 19)			$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	3758
13. Net capital requirement (greater of line 11 or 12)			$	3760
14. Excess net capital (line 10 less 13)			$	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 7,617,094	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$ 1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$ 7,617,094	3760
25. Excess net capital (line 10 less 24)	$ 253,980,178	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	% 68.69	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	% 68.69	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 242,554,538	3920

OTHER RATIOS

Part C

Item	Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% 19.83	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2006 unaudited FOCUS Part II Report, as amended.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 178,766,119	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	53,981,927	4350		
3. Monies payable against customers' securities loaned (see Note C)	33,839,200	4360		
4. Customers' securities failed to receive (see Note D)	10,697,373	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	2,248,616	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	2,815,574	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	155,147	4420		
10. Other (List)	1,091,122	4425		
11. TOTAL CREDITS			$ 283,595,078	4430

DEBIT BALANCES

Item		Code		Code
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 344,473,661	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	4,863,921	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	3,872,390	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	27,644,710	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 380,854,682	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(11,425,640)	4471
20. ** TOTAL 15c3-3 DEBITS			369,429,042	4472

RESERVE COMPUTATION

Item		Code
21. Excess of total debits over total credits (line 20 less line 11)	$ 85,833,964	4480
22. Excess of total credits over total debits (line 11 less line 20)		4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
25. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	4530
27. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

OMIT PENNIES

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1	$	4550
B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)-Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D		4588
A. Number of items	$	4589
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X [4584] No [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2006 unaudited FOCUS Part II Report, as amended.

Grant Thornton

Accountants and Business Advisors

Report of Independent Public Accountants

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

In planning and performing our audits of the financial statements of Robert W. Baird & Co. Incorporated (the "Company") for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Milwaukee, Wisconsin
February 23, 2007

END